

OFFERING MEMORANDUM

facilitated by



Calliope Restaurant, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Calliope Restaurant, LLC
State of Organization	TN
Date of Formation	06/06/2021
Entity Type	Limited Liability Company
Street Address	313 McFarland Ave, Rossville GA, 30741
Website Address	https://www.eatcalliope.com/

(B) Directors and Officers of the Company

Key Person		Khaled Albanna
Position with the Company	Title	Director
	First Year	2021
Other business experience (last three years)		**EXECUTIVE CHEF – THE EDWIN HOTEL, AUTOGRAPH COLLECTION** May. 2018 to June 2021 102 Walnut St, Chattanooga, TN 37403, USA ROLE & TASKS Executive Chef of Whitebird restaurant,

and whiskey Thief bar, located at the Edwin Hotel. I was hired on by Executive chef Kevin Korman in June 2018, as his Executive Sous Chef to assist in developing both restaurants.

I was responsible for:

- Purchasing in general.

- Meeting, and creating accounts with purveyors.

- Establishing relationships with local farms, and forges.

- Assisted in creating menus, and kitchen standards.

- Hiring and training.

- Create a HACCP plan for sous vide, curing, and preserving.

My daily duties consist of:

- Planning, and development of seasonal menu preparation.

- Responsible for maintaining adequate training programs for BOH.

- Ensure daily food production requirements, quality, and presentation.

- Keep up with Cleaning, sanitation, and hygiene standards.

- Food cost, labor, and budgeting.

- Monitor deadstock/slow-moving items. Perform related duties and special projects.

- Keep close relations with local farms, and forges.

- Marketing strategies to increase sales, and exposure.

- Oversee all FOH staff and supervisors. Offsite events, catering, Banquets.

- Payroll

Awards

·   Promoted from Executive Sous Chef to Executive chef in Feb, 2020

·   Voted Best Restaurant Chattanooga 2020

·   Voted Best New Restaurant Chattanooga 2018

·   Voted Best contemporary American Restaurant Chattanooga 2019

EXECUTIVE SOUS CHEF – LOOKOUT MOUNTAIN FAIRYLAND CLUB

Aug. 2014 to May. 2018 (3 years and 8 months)

1201 Fleetwood Dr, Lookout Mountain, GA 30750, United States

ROLE & TASKS

-   Assist the Executive Chef in supervising the functions of all kitchen employees, and facilities.

-   Participate in the planning and development process of seasonal menu preparation.

-   Responsible for maintaining adequate training programs for BOH.

-   Ensure daily food production requirements, quality, and presentation.

-   Keep up with Cleaning, sanitation, and hygiene standards.

-   Assist Executive Chef with food cost, labor, and budgeting.

-   Monitor deadstock/slow-moving items.

-   Perform related duties and special projects as assigned.

	AWARDS
	Promoted to Executive sous chef in May 2015

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Khaled Albanna	100%

(D) The Company's Business and Business Plan

Target Market

Calliope restaurant, will be centrally located in a developing city, Rossville, GA.

- Our targeted market consists of both casual and occasional diners who want high quality food, service and want to try a new product
- Catering to families, couples, and friends, in the middle – class income level and over
- Calliope will be one of two full service restaurants in the area
- Our primary market will consist of Millennials, as the generation is more ethnically diverse and usually searches for innovation in food, creativity, and community engagement
- Calliope in conjunction with Flora De Mel, the first Meadery in Chattanooga and surrounding areas

Our Mission

Calliope restaurant's mission is to introduce the surrounding community to a Southern Inspired Levantine cuisine, embracing ancient Mediterranean flavors. Our goal is also to create a collaborative environment where passion for cooking and hospitality can grow into a career.

- Neighborhood eatery to gather whether for family dinner or a nice outing with friends
- Community Involvement through Working with local High Schools and Colleges. Educating the students on basic business models and how restaurants operate.
- Teaching the students about food and the importance of sustainability
- Offering the students jobs and helping them to continue their education and knowledge in the industry.
- Zero Waste Kitchen, Working with local soup kitchens and non-profit organizations
- Working with local Farms for composting

Outdoor Dinning

Patio seats 60 guests, features our herb garden, space for live music, as well as a wooden bridge for additional seating over the creek that runs under the building.

- Plants + Herbs : Utilizing produce and herbs from the garden.
- Covered Space: Providing some covered space as well as open space on our patio. Have the patio open all year round. Patio space available for events and buy-outs

Our Menu

- Meditraineian Flavors with Southern influence
- Fresh and bright
- Local ingredients
- Herbs and Spices taken to the next level

The Team

Khaled Albanna, Chef & Owner

After spending his childhood in the kitchen alongside his mother in Amman, Jordan, Chef Khaled AlBanna acquired invaluable and unattainable cooking skills while also learning unique culinary traditions from a young age. He then ventured to the United States to attend college where he studied Civil Engineering at The University of Tennessee at Chattanooga. It was during this time when Khaled realized his true passion for culinary arts.

Khaled set foot on his new career and soon gained experience cooking in top-tier restaurants throughout Chicago, New York and Chattanooga. During this time Chef Khaled also pursued several business opportunities in order to better understand and impact the culinary industry. He lent his passion to developing food and beverage programs for opening restaurants.

Continuing his journey from Executive Chef overseeing Whiskey Thief and Whitebird Restaurant at The Edwin Hotel, Khaled is pursuing his goal of opening his own restaurant, Calliope. He looks forward to utilizing his knowledge and skills and ultimately creating unforgettable culinary experiences through sustainable, locally-sourced and relaxed dining. This Southern inspired Levantine cuisine restaurant will be located in Flora de Mel Meadery opening summer 2021.

Raven Humphrey, Beverage Manager & Event Coordinator

Raven grew up in a small town and then moved to Chattanooga at 18 and began

her journey in the service world, working as a waitress, a bartender, and more.

Always ready for a visit to the bright lights and the big city, Raven loves traveling

and exploring new places and loves meeting new people and getting to know

them. She has been from New York to Las Vegas and Paris to India, enjoying all

of her travels, but always coming home to the Mountains of Tennessee.

Raven's greatest journey thus far has been having and raising a Daughter. The

past 11 years have been a challenge and a joy, and those who know her well say

her daughter is a spitting image of her Mom, in looks, in style, and often in spirit.

Whether working for clients or just having fun with friends, Raven has planned

birthday parties, weddings, and even a few girls' weekend trips. Although she has an eye for details whether big or small, in all planning, she is what we call a

bit of a perfectionist. After having and raising a child, she is always prepared.

Raven has been in many bartending competitions and won people's choice as

well as 1st place and continues to grow her knowledge and passion for

bartending. Raven is very passionate about the food and beverage industry and

loves to eat amazing food and serving innovative cocktails.

Clecia Joi Mason, Sommelier and General Manager

CS: What got you into wine?

JM: I had a manager who started a new concept restaurant in Chicago and asked if I would be interested in coming on board. I knew absolutely nothing about wine, and at my very first wine class with this company, I realized my career path would be altered – it was exciting and motivating all at the same time.

CS: What's the oldest wine you've tasted, and how was it?

JM: Regis Cruchet Vouvray Sec (1994), and the bottle was only $32. For the age, I thought it held up well and was showing nicely. After we popped the cork, it was a bit funky and a little oxidative, but that blew over after letting it breathe for a moment. I mean, it was a 21-year-old bottle of Chenin Blanc; I wanted to buy the rest of the stock just to keep trying it out!

CS: What is one of your favorite wines right now?

JM: Hans Wirsching Iphöfer Julius-Echter-Berg (2015). Everything about this wine is captivating, from its dark green bottle to its dry, refreshing taste. It has great minerality, slight citrus notes, and a savory herb finish. I immediately shared the bottle with a manager and one of our wine reps. I knew this bottle would be special, so I wanted as many people as possible to enjoy it with me.

CS: What tips do you have for someone who wants to get into wine?

JM: My advice is to build a core group of people interested in studying and learning about wine. Studying and tasting with a group helps tremendously. If you work in a restaurant, practice blind-tasting your wines by the glass. Ask your manager if you can sit in on wine tastings with reps. Tasting as much and as often as possible is crucial for getting started and understanding wine in general.

CS: Is there a particular region or country you prefer for wine?

JM: I have been a fan of the Loire Valley for years. I love the versatility in Chenin Blanc, but at this moment I am having a love affair with Austrian wines. They are fabulous. If you love Pinot Noir, then you would really appreciate the Saint Laurent grape – deep red fruit, tannins, richer in texture than Pinot Noir, and balanced acidity. I also love Zweigelt; it's light, juicy, and easy drinking. My final new favorite from this region is Grüner Veltliner – it is perfect with food. It's herbaceous and has great acidity and texture. Wagram, Austria, from what I have tasted, produces some of my favorite Grüner Veltliners.

Tyler Grayko, Sous Chef

Originally from Rhode Island , Tyler began his career in restaurants while in high school as a dishwasher . Ten years later, pursuing his passion for cooking has helped him fuel his creativity , learn more about himself as a person and helped him meet some life-long friends. When he's not in the kitchen, Tyler spends his time doing a lot of reading, traveling, and going to hardcore punk shows.

Our Location

Our location in conjunction to Flora Meadery features both Indoor and Outdoor dining. Indoor Dining area features:

- Bar : Will feature 10 handcrafted barstools made by a local artist.
- Dining room: Seats 38 guests, beautiful solid oak tables and warm lighting.
-

CARBON FOOTPRINT

- Zero Waste Kitchen
- Working with local soup kitchens and non-profit organizations
- Working with local Farms for composting

COMMUNITY INVOLVEMENT

- Working with local High Schools and Colleges
- Offering educational programs in the culinary arts and beverage
- Educating the students on basic business models and how restaurants operate
- Teaching the students about food and the importance of sustainability
- Offering the students jobs and helping them to continue their education and knowledge

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 3 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$11,000
Offering Deadline	October 4, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$30,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Operating Capital	$9,000	$24,200
Equipment	$1,340	$4,000
Mainvest Compensation	$660	$1,800
TOTAL	$11,000	$30,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.2 - 3.3%[2]
Payment Deadline	2027-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.02%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.2% and a maximum rate of 3.3% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$11,000	1.2%
$15,750	1.7%
$20,500	2.2%
$25,250	2.8%
$30,000	3.3%

[3] To reward early participation, the investors who contribute the first $5,500.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $5,500.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Khaled Albanna	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Calliope Restaurant achieved the following milestones:

- Secured lease in Rossville, Ga in May, 2021.

- Hired the following positions in July, 2021: Sous Chef, Line Cook, Porter.

- Introduced Calliope Restaurant for the first time at the Crabtree farm 100 dinner in June, 2021.

- Booked Calliope's first offsite event for August, 2021.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Calliope Restaurant forecasts the following milestones:

- Open location by August, 25th, 2021

- Achieve $1,250,000 revenue per year by 2024.

- Achieve $379,106 profit per year by 2024

.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Calliope Restaurant's fundraising. However, Calliope Restaurant may require additional funds from alternate sources at a later date.

No operating history

Calliope Restaurant was established in June, 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Financial liquidity

Calliope Restaurant has a strong liquidity position due to its high cash reserves as compared to debt and other liabilities. Calliope Restaurant expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$380,000	$426,400	$1,250,000	$1,312,499	$1,351,871
Cost of Goods Sold	$105,600	$118,494	$347,367	$364,735	$375,676
Gross Profit	$274,400	$307,906	$902,633	$947,764	$976,195
EXPENSES					
Rent	$15,600	$15,990	$75,000	$75,000	$75,000
Utilities	$6,000	$6,150	$16,200	$16,589	$16,987
Salaries	$146,400	$161,906	$401,327	$421,393	$434,033
Insurance	$1,500	$1,537	$9,000	$9,216	$9,437
Repairs & Maintenance	$1,200	$1,230	$8,000	$8,192	$8,389
Legal & Professional Fees	$1,800	$1,845	$6,000	$6,144	$6,291
Marketing	$2,400	$2,460	$6,000	$6,500	$7,000
Fees and Subscriptions	$1,200	$1,230	$2,000	$2,200	$2,500
Operating Profit	$98,300	$115,558	$379,106	$402,530	$416,558

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS,

MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V